ImmunoPrecise Appoints Healthcare Data Visionary Jeff Fried to Advisory Board

AUSTIN, Texas   - ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), a bio-native AI company operating at the intersection of TechBio and next-generation drug discovery, today announced the appointment of Jeff Fried to its Advisory Board.

A recognized leader in healthcare data infrastructure and AI innovation, Jeff Fried brings more than 25 years of experience designing and delivering high-performance data for complex life sciences and clinical environments. He currently serves as Director of Platform Strategy and Innovations for InterSystems, where he helps shape high-performance data solutions for some of the world’s most demanding healthcare and life sciences environments. He has served on advisory boards for industry, government, and academia, and served as CTO for Teloquent (acquired by Syntellect), Empirix (acquired by InfoVista), and BA Insight (acquired by Upland Software), as well as product leadership roles at FAST Search and Microsoft.

Mr. Fried has been an enthusiastic advocate for IPA’s LENSai™ platform, praising its ability to unify biological sequence, structure, function, and scientific literature into a searchable, AI-ready framework. He has played a pivotal role in supporting BioStrand’s partnership with InterSystems to integrate advanced vector search capabilities into LENSai—helping unlock powerful new possibilities for AI-driven research, diagnostics, and therapeutic development.

“We are excited to welcome Jeff to our Advisory Board at a time when our vision for a scalable, bio-native AI infrastructure is rapidly becoming a reality,” said Dr. Jennifer Bath, CEO of IPA.

“Jeff’s insights at the intersection of healthcare data architecture and AI-enabled discovery are invaluable as we continue to expand LENSai’s capabilities and reach across life sciences.”

“LENSai is one of the most exciting AI platforms I’ve encountered in the life sciences space,” said Fried. “It solves a foundational problem—making biological data interoperable and computationally accessible at scale. I’m thrilled to contribute to IPA’s vision and help shape the future of bio-native AI drug discovery.”

Fried’s appointment underscores IPA’s commitment to enabling discovery work at the speed of computation, not convention, by providing the bio-native AI infrastructure the life sciences industry truly needs—fast, scalable, and grounded in real biological data.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) is advancing Bio-Native™ AI at the intersection of biology and computation. The Company’s LENSai™ and HYFT® platforms enable large-scale reasoning across sequence, structure, function, and scientific literature, powering next-generation workflows across drug discovery, diagnostics, vaccine design, and molecular systems biology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These statements include, but are not limited to, statements regarding the Company’s strategic direction, the Company’s future growth, its ability to execute on its scientific, commercial, and capital markets initiatives, and the continued evolution of its leadership and business strategy.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events. Actual results may differ materially from those expressed or implied due to a variety of factors, many of which are beyond the Company’s control. These factors include, but are not limited to, changes in board or executive leadership; shifts in strategic priorities; scientific or operational challenges; evolving market and economic conditions; changes in regulatory environments; the pace of innovation in AI and biotechnology; and other risks inherent to the Company’s industry and business model.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information regarding risks and uncertainties is included in the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended April 30, 2024, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar. Should any of these risks materialize, actual results could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor Relations Contact
Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.